FAIRCHILD ADDS OIL AND GAS TO ITS MINING EXPLORATION ACTIVITIES

VANCOUVER, British Columbia, June 20, 2001 -- As part of its strategic plan to capitalize on significant opportunities in the natural resource sector, Fairchild International Corporation (OTC Bulletin Board: FRCD) announced today that it has acquired a working interest in a potential multi-million dollar California gas prospect. Fairchild's working interest partners include: Greka Energy Corporation (Nasdaq: GRKA, news, msgs) and Micron Enviro Systems Inc. (OTC Bulletin Board: MSEV).

The property is located close to Interstate Highway 5 in Fresno County near Coalinga in the famed San Joaquin Basin which is one of the most prolific oil and gas basins in North America. The San Joaquin Basin has yielded some 12.3 billion barrels of oil and 12.1 trillion feet of natural gas for a present day market value of over US $400 billion.

Called the Coalinga Nose Property, Fairchild has a five percent working interest in the gas prospect consisting of 8,730 acres. Fairchild's acreage is located along the nose of the Coalinga Anticline in the San Joaquin Basin. The primary target is the Creataceous Brown Mountain Sandstone, a formation that runs at a 200 to 600 foot interval below 11,500 feet. The 3-D seismic data acquired from Chevron by the partnership identified four positive amplitude anomalies that could represent potential gas-bearing structural-stratigraphic reservoirs.

The Brown Mountain Sandstone Formation is similar to the gas productive Blewitt Sandstone of the Sacramento Basin which has produced in excess of 100 BCF with initial daily rates of production as high as 15 MCF of gas.

The Colinga property is sandwiched between a 503-million barrel oil field and another field that has produced 2.9 Trillion Cubic Feet of gas and 458-million barrels of oil.

Accoriding to the consortium, independent evaluations indicate that the Coalinga Nose Property may contain up to 800 Billion Cubic Feet of gas. Given the current spot price for gas in California, this prospect could contain up to US $8-billion worth of natural gas.

However, Fairchild president, Robert Grace, pointed out that oil and gas drilling is a high risk, high reward business similar in many respects to mining exploration. "With the industry re-visiting the deep-seated potential of the San Joaquin Basin, Fairchild has a significant interest in a potential gas reservoir near one of the largest and most lucrative energy markets in the Western Hemisphere."

Mr. Grace said the latest initiative into oil and gas exploration is a logical progression towards the evolution of Fairchild into what he believes will be a successful natural resources corporation with a mining exploration division and an oil and gas division.

ABOUT FAIRCHILD INTERNATIONAL

Fairchild International Corporation is a fully-reporting U.S. publicly-listed company. Besides


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the California gas project known as the Coalinga Noise Property, it has a major mineral exploration project with a 300,000-acre claim area in the Canadian province of Manitoba. The location in the northern sector of Manitoba, where one of the world's richest nickel deposits was discovered by International Nickel at Thompson, has been described by several mining authorities as being one of the world's hottest diamond exploration plays. Currently, major companies including DeBeers, BHP, Kennecott and Falconbridge are actively exploring in the area where Fairchild is strategically positioned.

Website: http://www.fairchildinternational.com
E-mail: ir@fairchildinternational.com
Toll Free - 888-864-7372


The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made on behalf of the Company. All such forward-looking statements are, by necessity, only estimates of future results and actual results achieved by Fairchild may differ materially from these statements due to a number of factors. Fairchild assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. You should independently investigate and full understand all risks before making investment decisions.


SOURCE Fairchild International Corporation
CONTACT: Fairchild International Corporation Investor Relations, 888-864-7372 or ir@fairchildinternational.com